Exhibit (c)(1)

 November 2025  Project Key West   Discussion Materials

 Overview of Key Initial Workstreams   1  Key Initial Workstreams  Overview  Responsibility  Status  Diligence  Share preliminary diligence request list with Management  Moelis  Cravath  Complete  Preliminary diligence request list shared with Key West   Arrange initial diligence discussion / meeting with Management   Moelis  Cravath  In process  Management to provide requested information  Key West  In process  Engage with Management to set up virtual data room  Perform due diligence on materials once provided  Moelis  Key West  Cravath  In process  Admin  Schedule regular update calls  Cadence to be discussed among the Special Committee and advisors  Special Committee  Moelis  Cravath  To discuss  Response to   the Proposal  To discuss  Special Committee  Moelis  Cravath  To discuss  Complete  In process   Other

 Phase 3 (if applicable)  Illustrative Special Committee Roadmap and Considerations  2  Understand the Proposal  What are the key terms of the Proposal?  What information is needed to evaluate the Proposal?  What are the right next steps?  Context   Is now the right time?   What is the current market and industry backdrop?   What outreach has already been conducted (if any)?  Analysis   How does the Proposal compare vs. potential status quo value?  What is the SC’s perspective on the standalone plan?  Response  What are the deal terms to focus on?  Negotiations  Evaluation of the Proposal and Alternatives  Fact Gathering  Negotiate with Consortium  Consortium Withdraws Proposal  Consortium Becomes Unfriendly  SC to consider other alternatives, including maintaining status quo and outreach to 3rd parties  Phase 2  Phase 1  The focus of today’s discussion is Phase 1 of the Roadmap  What are the key process, timing and tactical considerations?  What are the practical alternatives?  If decide not to reject, what is the best negotiating strategy?  Reach   agreement  Has there been any inbound interest?

 Proposal Overview  Proposed  Transaction  An acquisition of all of the outstanding shares of common stock of Key West that the Consortium does not currently own (the “Proposed Transaction”), via a jointly held holding company of the Consortium   William J. McMorrow and Fairfax Financial Holdings Limited indicated that they collectively own ~31% of the common shares of Key West, inclusive of all shares underlying warrants, based on their respective 13D filings as of 11/04/2025  Excluding warrants, the Consortium’s ownership of common shares would be ~18%1 at the proposal price and at Key West’s trading levels as of 11/14/2025, given the warrants are out-of-the-money2  Inclusive of warrants, the Consortium collectively holds ~24% of the voting power of the Company (or ~30% if requisite Company stockholder approval is obtained such that the Series C Preferred Stock’s cutback mechanic is not applicable)  Price  $10.25 per share in cash  Financing  The Consortium expects to be able to fully finance the Proposed Transaction with its members’ available liquidity  Proposal is not subject to obtaining financing  Management  Certain senior executive officers other than William J. McMorrow intend to roll over their existing interests in the Company as part of the Proposed Transaction, based on the Joint Bidding Agreement between members of the Consortium  Since the submission of the Proposal on 11/04/2025, the President and General Counsel of Key West have indicated that they are part of the Consortium  Conditions  Proposed Transaction shall be structured to qualify as a tax-free, tax-deferred or non-recognition transaction for all applicable income tax purposes with respect to the rollover equity  Exclusivity  None requested in Proposal to Key West; Consortium members subject to exclusivity with each other via Joint Bidding Agreement, preventing them from directly or indirectly pursuing any alternative proposal while the Proposed Transaction is ongoing until the Joint Bidding Agreement’s automatic termination on 02/04/2026 (unless earlier terminated by mutual agreement by members of the Consortium)   Willingness to Explore Alternate Transactions  The Consortium is only seeking to acquire the outstanding common stock of the Company that the members of the Consortium do not already own  Proposal letter indicated that the Consortium is not interested in selling their Company shares to another party or voting in favor of any alternative transaction   Other  If the Proposed Transaction does not occur, the Consortium members indicated their present intention to remain as long-term shareholders of the Company  Advisors  Legal advisor: Debevoise & Plimpton   Financial advisors: J.P. Morgan, Bank of America   Proposal Summary   William J. McMorrow and Fairfax Financial Holdings Limited (collectively, the “Consortium”) submitted the Proposal to the Board of Directors of Key West on 11/04/2025   3  Source: Company Filings  Based on number of Key West common shares held by the Consortium as disclosed in Joint Bidding Agreement as of 11/04/2025   The exercise prices of the warrants underlying Key West’s Series B Cumulative Perpetual Preferred Stock and Series C Cumulative Perpetual Preferred Stock were $23.00 / share and $16.21 / share, respectively, as of 12/31/2024

Proposal in Context: Premia and Implied Multiples

($ in mm, except per share)		Current 14-Nov	Proposal Date (Unaffected) 4-Nov	Proposal Price 4-Nov	Illustrative Impact of Each Incremental $0.50 Increase in Price
Share Price		$9.63	$7.47	$10.25	$0.50
Equity Value[1]		$1,346	$1,044	$1,433	$70
Enterprise Value, Consolidated[2]		6,327	6,025	6,413	70
Enterprise Value, Incl. Unconsolidated[3]		9,004	8,702	9,091	70
Implied Offer Premium / (Discount) to:	**Statistic**				
Current Share Price (11/14/2025)	*$9.63*	*-*	*(22%)*	*6%*	*5%*
Unaffected Share Price (11/04/2025)	*$7.47*	*29%*	*-*	*37%*	*7%*
Proposal Price (11/04/2025)	*10.25*	*(6%)*	*(27%)*	*-*	*5%*
10-Day VWAP	*7.67*	*26%*	*(3%)*	*34%*	*7%*
30-Day VWAP	*7.89*	*22%*	*(5%)*	*30%*	*6%*
60-Day VWAP	*8.23*	*17%*	*(9%)*	*25%*	*6%*
90-Day VWAP	*7.91*	*22%*	*(6%)*	*30%*	*6%*
52-Week High (11/06/24)	*11.61*	*(17%)*	*(36%)*	*(12%)*	*4%*
52-Week Low (05/22/25)	*6.08*	*58%*	*23%*	*69%*	*8%*
Consensus NAV / Share[4]	*14.18*	*(32%)*	*(47%)*	*(28%)*	*4%*
Implied Multiples - Equity Research Estimates	**Statistic[5]**				
TEV (Incl. Unconsolidated) / FY25E EBITDA	476	18.9x	18.3x	19.1x	~0.1x
TEV (Incl. Unconsolidated) / FY26E EBITDA	489	18.4x	17.8x	18.6x	~0.1x

Source: Company Filings, Q3 2025 Earnings Release and Supplemental Financial Information, Capital IQ as of 11/14/2025
Note: VWAP and 52-week high / low from proposal date of 11/04/2025

1. Fully diluted shares outstanding includes 137.904mm common shares outstanding as of 11/04/2025 and 1.894mm restricted stock units as of 12/31/2024
2. Consolidated enterprise value includes $2,330.8mm of consolidated property debt as of 09/30/2025; $102.2mm drawn on KW's unsecured revolving credit facility as of 09/30/2025 and $211.0mm drawn subsequent to 09/30/2025 based on Q3 2025 Earnings Release and Supplemental Financial Information; $1,802.3mm of Senior Notes including unamortized debt premiums as of 09/30/2025; also includes balance sheet cash and cash equivalents of $382.6mm as of 09/30/2025, less $352.2mm for the redemption of Europe bonds on 10/03/2025, plus $211.0mm from revolver drawn and $25.0mm for cash generated from sale of two multifamily investments subsequent to 09/30/2025; also includes 300,000 shares of Series A Cumulative Perpetual Convertible Preferred stock at $1,000 per share liquidation preference, 300,000 shares of Series B Cumulative Perpetual Preferred Stock at $1,000 per liquidation preference and 200,000 shares of Series C Cumulative Perpetual Preferred stock at $1,000 per share liquidation preference, assuming no accrued dividends. Warrants tied to Series B and Series C Cumulative Perpetual Preferred Stock were out-of-the-money as of 11/14/2025 based on exercise prices of $23.00 per share and $16.21 per share, respectively, as of 12/31/2024
3. Reflects the above items plus $2,798.1mm of unconsolidated debt as reported in Q3 2025 Earnings Release and Supplement; implied unconsolidated cash and cash equivalents based on total cash and cash equivalents of $503.2mm including unconsolidated joint ventures, less balance sheet cash and cash equivalents of $382.6mm as of 09/30/2025
4. Based on 2025E NAV estimates from J.P. Morgan and Deutsche Bank reports as of 11/05/2025
5. FY25E and FY26E EBITDA reflects Deutsche Bank estimates for FY25E and FY26E Baseline EBITDA (including interest rate hedges) as reported in 02/24/2025 Initiation Report; estimates do not include pending acquisition of Toll Brothers Apartment Living Platform announced 09/18/2025

Moelis

Confidential | 4

Equity Research Analyst Perspectives on Key West

Analysts have an average share price target of $10.00, which represents a ~4% premium to Key West's current share price and ~2% discount to the proposal price – as well as a discount to estimated NAV / share

Estimates ($ Per Share) After Proposal Announcement

Report Date	Analyst	Method	Metrics
6 November	Deutsche Bank (Hold)	Dividend Discount Model Net Asset Value	*2.5% terminal growth and 9.36% cost of equity*[1] *$13.60 spot NAV / sh* *$13.60 2025E NAV / sh*
5 November	J.P.Morgan (Hold)	Net Asset Value	*$14.65 spot NAV / sh* *$14.75 2025E NAV / sh*
4 November	BofA SECURITIES *NA*	NA[2]	NA

Share Price Target & 2025E NAV / Sh ($)



Share Price as of 11/14/2025: $9.63
Avg. PT: $10.00
6 November
$9.00
$13.60
5 November
$11.00
$13.00
$14.75
4 November
NA
$7.70
Price Target
NAV / Share Estimate
Prior PT[3]

Street Perspectives

"We generally believe that the company is **moving in the right direction to growing a fee business that can fully support the cost structure** at the firm. The company has a ~$5.0bn runway in committed fee bearing capital to deploy. Combined with other commitments … we see a strong runway for the investment management business to continue to grow."
— Deutsche Bank 11/06/25

"We think compensation can only be addressed by KW addressing **whether its future is as a real estate operating company or as an alternatives asset manager**. Until this major strategy decision is made, it feels like investors may take a wait and see approach … in such a scenario, the option of selling and going private in order to close the valuation gap makes sense."
— Deutsche Bank 11/05/25

"At the offer price of $10.25, the implied cap rate we calculate on the income-producing real estate assets would be 7.2%. **With much of the portfolio skewed to residential, this cap rate seems a bit high / cheap.**"
— J.P.Morgan 11/05/25

"Given the premium to where the stock has been trading but discount to our NAV / share estimate, **we find the offer at $10.25 to be both opportunistic and good for shareholders** … it has been challenged in finding a natural shareholder base that would pay up for its more diversified and leveraged (typically in the 60% range vs. 30% for REITs) business model."
— J.P.Morgan 11/05/25

Source: Equity research, S&P Capital IQ Market Data as of 11/14/2025
1. Methodology discussed in 02/24/2025 Initiation Report, at which time Deutsche Bank's price target was also $9.00 / sh
2. Bank of America moved to "No Rating" as of 11/04/2025 following proposal letter; prior rating of "Underperform"
3. Reflects price targets prior to 11/04/2025, or date of receipt of the proposal letter and before release of Q3 2025 earnings results

Moelis Confidential | 5

Disclaimer  This presentation has been prepared by Moelis & Company LLC (“Moelis”) solely for the information and assistance of the Special Committee of the Board of Directors of the company codenamed “Key West” (the “Company”) in considering the matters referred to in these materials. This presentation is confidential and may not be disclosed (in whole or in part) or utilized for other purposes without the express prior written consent of Moelis.   This presentation has been prepared based on information provided by the Company and/or from third party sources. Moelis assumed such information is complete and accurate in all material respects. Moelis has not independently verified such information (or assumed responsibility for the independent verification of such information). To the extent this presentation includes projections, forecasts or other forward-looking statements, Moelis has assumed that such information was reasonably prepared based on the best currently available estimates and judgments of the Company and/or other parties as to the future performance of the Company and/or such other parties. Moelis expresses no views as to the reasonableness of any such projections, forecasts or other forward-looking statements or the assumptions on which they are based. Moelis has not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or any other party. Moelis’ participation in any due diligence review is solely for purposes of supporting its advice and analysis.   This presentation is based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and Moelis assumes no obligation to update this presentation or correct any information herein. No company or transaction used in this presentation is identical to the Company or any potential transaction. The analyses set forth in this presentation do not purport to be appraisals and such analyses do not reflect Moelis’ views of the prices at which businesses or securities actually may be sold. Because the analyses described in these materials (including the information used in such analyses) are inherently subject to uncertainty, Moelis does not assume responsibility if future results are materially different from those forecast.   This presentation was designed for use by certain persons familiar with the business of the Company. This presentation is not intended to provide the sole basis for any decision on any transaction or strategic alternative and is not a recommendation with respect to any transaction or strategic alternative. This presentation does not address the Company’s underlying business decision to engage in any transaction or strategic alternative or the relative merits of any transaction or strategic alternative as compared to any alternative business strategies or transactions that might be available to the Company. Nothing contained in this presentation should be construed as legal, regulatory, tax or accounting advice.   Moelis and its affiliates are engaged globally in a wide range of investment banking and other activities for their own account and otherwise. Moelis and its affiliates may have advised, may seek to advise and may in the future advise in companies referred to in this presentation. Personnel of Moelis or such affiliates may make statements or provide advice that is contrary to information included in this presentation. The proprietary interests of Moelis or its affiliates may conflict with your interests. In addition, Moelis and its affiliates and their personnel may from time to time have positions in or effect transactions in securities referred to in this material (or derivatives of such securities), or serve as a director of companies referred to in this presentation.  6

 Disclaimer  This presentation has been prepared by Moelis & Company LLC (“Moelis”) solely for the information and assistance of the Special Committee of the Board of Directors of the company codenamed “Key West” (the “Company”) in considering the matters referred to in these materials. This presentation is confidential and may not be disclosed (in whole or in part) or utilized for other purposes without the express prior written consent of Moelis.   This presentation has been prepared based on information provided by the Company and/or from third party sources. Moelis assumed such information is complete and accurate in all material respects. Moelis has not independently verified such information (or assumed responsibility for the independent verification of such information). To the extent this presentation includes projections, forecasts or other forward-looking statements, Moelis has assumed that such information was reasonably prepared based on the best currently available estimates and judgments of the Company and/or other parties as to the future performance of the Company and/or such other parties. Moelis expresses no views as to the reasonableness of any such projections, forecasts or other forward-looking statements or the assumptions on which they are based. Moelis has not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or any other party. Moelis’ participation in any due diligence review is solely for purposes of supporting its advice and analysis.   This presentation is based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and Moelis assumes no obligation to update this presentation or correct any information herein. No company or transaction used in this presentation is identical to the Company or any potential transaction. The analyses set forth in this presentation do not purport to be appraisals and such analyses do not reflect Moelis’ views of the prices at which businesses or securities actually may be sold. Because the analyses described in these materials (including the information used in such analyses) are inherently subject to uncertainty, Moelis does not assume responsibility if future results are materially different from those forecast.   This presentation was designed for use by certain persons familiar with the business of the Company. This presentation is not intended to provide the sole basis for any decision on any transaction or strategic alternative and is not a recommendation with respect to any transaction or strategic alternative. This presentation does not address the Company’s underlying business decision to engage in any transaction or strategic alternative or the relative merits of any transaction or strategic alternative as compared to any alternative business strategies or transactions that might be available to the Company. Nothing contained in this presentation should be construed as legal, regulatory, tax or accounting advice.   Moelis and its affiliates are engaged globally in a wide range of investment banking and other activities for their own account and otherwise. Moelis and its affiliates may have advised, may seek to advise and may in the future advise in companies referred to in this presentation. Personnel of Moelis or such affiliates may make statements or provide advice that is contrary to information included in this presentation. The proprietary interests of Moelis or its affiliates may conflict with your interests. In addition, Moelis and its affiliates and their personnel may from time to time have positions in or effect transactions in securities referred to in this material (or derivatives of such securities), or serve as a director of companies referred to in this presentation.  6